

Mail Stop 7010

September 5, 2007

Via U.S. mail and facsimile

Mr. Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **RE: Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended June 30, 2007**
> **File No. 001-14223**

Dear Mr. Bisgay:

We have reviewed your response letter dated July 27, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Strategic Investments, page 42

2. We note your response to comment 6 from our letter dated June 22, 2007. Please revise your financial statement footnotes to more clearly describe and quantify the components of your strategic investments for each period presented.

Consolidated Financial Statements

Consolidated Statements of Operations, page 53

3. We note your response to comment 7 from our letter dated June 22, 2007. Please revise your proposed future filing disclosures to disclose the amount of dividend income and expense that you are including as a component of "Net trading revenue" for all periods presented.

Note 5 – Goodwill and Intangible Assets, page 61

4. We note your response to comment 10 from our letter dated June 22, 2007. In particular, we note your proposed revisions to future filings which indicate that as of December 31, 2006 your customer relationship intangibles with a net carrying amount of $46.5 million have a weighted average remaining life of 17 years. Please provide us with the following information regarding your customer relationship intangibles for the Donaldson, Direct Trading, and Hotspot acquisitions (addressing each acquisition separately):

    *   Quantify the dollar valued assigned to the customer relationship intangible at acquisition;
    *   Quantify the gross and net carrying amount of customer relationship intangible at each balance sheet period presented;
    *   Tell us the estimated economic life of the customer relationship intangible at acquisition;
    *   Tell us how you determined that an accelerated depreciation method would not be appropriate for these customer relationship intangible assets;
    *   Describe both the industry and company specific assumptions you relied upon in determining the amortization period for your customer relationship intangible at acquisition;
    *   Describe in detail any adjustments to the estimated economic life of the customer relationship intangible subsequent to acquisition (including the reasons for the adjustment, the economic life before and after the adjustment, and the basis for determining the new economic life);

- Tell us how you monitor whether Donaldson, Direct Trading and Hotspot customer accounts obtained on acquisition continue to provide benefit to the company as part of your annual impairment analysis. In doing so, please provide us with the expected customer loss rates for each period that were used for purposes of determining that your amortization period was appropriate; and
- Please provide us with your actual customer loss rates for each period, including quarters, since acquisition. If more customers are leaving earlier than expected, please also tell us how you account for this.

Note 6 – Investment in Deephaven-Sponsored Funds and Strategic Funds, page 62

5. We note your response to comment 11 from our letter dated June 22, 2007. We are unable to determine from your response what specific consideration was given to FIN 46(R) in accounting for your investment in the Deephaven-Sponsored Funds. Please provide us with a summary of the FIN 46(R) analysis that you performed to determine that none of the Deephaven-Sponsored Funds which are limited partnerships or limited liability companies would be considered variable interest entities.

Note 11 – Commitments and Contingent Liabilities, page 64

6. We note your response to comment 12 from our letter dated June 22, 2007. As previously requested, please also revise your proposed future filing disclosures to describe how you consider lease payments dependant on an existing index or rate in determining your minimum lease payments.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Controls and Procedures, page 39

7. Please revise your disclosures regarding the definition of disclosure controls and procedures to reference Rule 13a-15(e) of the Securities Exchange Act of 1934 instead of Rule 13a-14(c).

Other Information

Legal Proceedings, page 40

8. For each of the legal and regulatory matters described on page 40, if it is reasonably possible that a loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief